Privileged and Confidential Legal Communication

Constellation Newholdco, Inc.

c/o Exelon Corporation

10 South Dearborn Street

Chicago, Illinois 60603

October 21, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Gus Rodriguez
Loan Lauren Nguyn
Robert Babula
Irene Barberena-Meissner

Re:	Constellation Newholdco, Inc.
Draft Registration Statement on Form 10-12B
Originally Submitted July 26, 2021, as amended by
Amendment No. 1 to Draft Registration Statement
Submitted September 14, 2021
CIK 0001868275

Ladies and Gentlemen:

We are writing in response to the comments contained in the Staff’s letter dated October 1, 2021 (the “Comment Letter”) with respect to the Amendment No. 1 to the draft Registration Statement on Form 10-12B submitted by Constellation Newholdco, Inc. (“Constellation” or the “Company”) on September 14, 2021 (the “Form 10”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with the Company’s responses.

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Amendment No. 1 to Draft Registration Statement on Form 10-12B

Summary, page 1

1.	We note your response to prior comment 2. Please define the term "clean energy" and clarify throughout, if true, that your references to "carbon-free" is solely based on your generation output of electricity.

Company Response:

We note that the existing disclosure defines the meaning of “clean energy,” as used in the information statement, by referring to the production of carbon-free electricity. We also note that the U.S. Department of Energy refers to nuclear energy on its web site devoted to clean energy -- https://www.energy.gov/clean-energy. The web site notes, in relevant part:

Securities and Exchange Commission
October 21, 2021

Responsible development of all of America’s rich energy resources -- including solar, wind, water, geothermal, bioenergy & nuclear -- will help ensure America’s continued leadership in clean energy. Moving forward, the Energy Department will continue to drive strategic investments in the transition to a cleaner, domestic and more secure energy future.

We have clarified our references to “carbon-free” energy in the information statement.

Risk Factors

Our financial performance could be negatively affected by matters arising from our ownership and operation of nuclear facilities, page 28

2.	We note your response to prior comment 2. Please revise to enhance your risk factor to describe the operational risks arising from your ownership and operation of nuclear facilities. We note your disclosure on page 79 that the generation of nuclear energy results in spent nuclear fuel and radioactive waste.

Company Response:

We have supplemented the risk factor on page 28 of the information statement to include the two paragraphs below:

Further, our nuclear operations produce various types of nuclear waste materials, including SNF. The approval of a national repository for the storage of SNF and the timing of that facility opening, will significantly affect the costs associated with storage of SNF and the ultimate amounts received from the DOE to reimburse us for these costs. Any regulatory action relating to the timing and availability of a repository for SNF could adversely affect our ability to decommission fully our nuclear units. We cannot predict whether a fee may be established or to what extent, in the future for SNF disposal.

If we are required to arrange for the safe and permanent disposal of spent fuel beyond current expectations, this could lead to substantial expense or capital expenditures.

The Separation

Background, page 38

3.	We note your revisions in response to prior comment 6. Please expand your disclosure to discuss in greater detail the board's consideration of a sale of Exelon’s competitive generation and customer facing business as a possible alternative, including whether the board considered or engaged in discussions, due diligence, or negotiations regarding a sale. In addition, disclose the reasons the board ultimately decided the spin-off transaction was a better strategic alternative than a sale.

Securities and Exchange Commission
October 21, 2021

Company Response:

We have supplemented our disclosure under “The Separation – Background” on page 38 of the information statement to include the paragraph below:

The Exelon board regularly reviews the businesses that comprise Exelon to confirm that its business mix and portfolio are in the best interests of Exelon and its shareholders. In the more recent reviews leading to the February decision, the board determined that separating Exelon’s regulated utility businesses from its competitive generation and customer-facing businesses would improve strategic and management focus and could unlock shareholder value. In reaching its decision to pursue the separation, the board considered a possible sale of competitive generation and customer-facing businesses to third parties. With the assistance of advisors, that consideration included an evaluation of the potential tax costs of a sale, the effort and distractions associated with a sale process, the likelihood of a complete disposition to a single buyer versus a partial disposition to multiple buyers and associated impacts upon generation operating performance and efficiencies, and possible regulatory hurdles due to potential overlapping markets served by potential buyers. Those factors made a sale alternative less attractive as compared to the separation alternative, which, as described under “Reasons for the Separation” below, achieved a number of objectives that the board felt accomplished better results for Exelon’s shareholders. The board ultimately determined not to engage in a sale process and negotiations as it concluded that a separation was the most efficient way to separate Exelon’s businesses in a manner intended to enhance long term value to Exelon’s shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 95

4.	We reviewed your response to prior comment 9. Discuss and analyze your financial position and the changes in your financial condition as required by Item 303(a) and (b) of Regulation S-K. Specifically, discuss and analyze material changes to your balance sheet and discuss material events and uncertainties that may impact your future financial condition.

Company Response:

We considered the Staff’s comment and believe we have disclosed any material events impacting our balance sheet as of December 31, 2020 and any material events and uncertainties that may impact our future financial condition. Below is a listing of those events and uncertainties, which we considered material and the location where discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Securities and Exchange Commission
October 21, 2021

•	Changes in cash and cash equivalents are discussed in “Liquidity and Capital Resources,” starting on page 110
•	Changes in debt, including borrowings from the Exelon intercompany money pool, are discussed in “Liquidity and Capital Resources,” starting on page 110 and in Note 17 – Debt and Credit Agreements on page F-55.
•	Changes in customer accounts receivable, net and other current assets were primarily due to the revolving accounts receivable financing arrangement that was entered in April 2020, which is discussed in “Significant 2020 and 2021 Transactions and Developments” on page 97 and Note 6 – Accounts Receivable on page F-28
•	Changes in assets held for sale and liabilities held for sale were due to the sale of our solar business, which is discussed in “Significant 2020 and 2021 Transactions and Developments” on page 97 and Note 2 – Mergers, Acquisitions, and Dispositions on page F-16
•	Changes in property, plant and equipment, net are due to the decision to early retire the Byron and Dresden nuclear plants and Mystic Units 8 and 9, in addition to capital expenditures and depreciation expense in the normal course of business. Early retirement of the generating plants is disclosed in “Significant 2020 and 2021 Transactions and Developments” on page 96 and Note 7 – Early Plant Retirements on page F-29. Capital expenditures (actual and projected for 2021) are disclosed in “Liquidity and Capital Resources” on page 112.
•	Changes in nuclear decommissioning trust funds due to market gains and losses are disclosed in “Results of Operations” on page 108
•	Impacts and uncertainties related to COVID-19 are disclosed in “Significant 2020 and 2021 Transactions and Developments” on page 95. The discussion in “Liquidity and Capital Resources” starting on page 110 also includes the impacts of COVID-19.
•	Estimated impacts of the February 2021 weather events and outages in our Texas-based generating assets are disclosed in “Significant 2020 and 2021 Transactions and Developments” on page 96
•	Potential required funding resulting from the decision to early retire the Byron and Dresden nuclear plants are disclosed in “NRC Minimum Funding Requirements” in “Liquidity and Capital Resources” on page 111
•	Planned contributions to the qualified pension plans, non-qualified pension plans, and OPEB plans for 2021 are disclosed in “Liquidity and Capital Resources” on page 112 via reference to Note 15 – Retirement Benefits on page F-50

Below is a listing of those events and uncertainties, which we considered material and are disclosed in the footnotes to our consolidated financial statements:

•	Changes in asset retirement obligations are discussed in Note 10 – Asset Retirement Obligations on page F-34
•	Environmental remediation matters that may impact our future financial condition are disclosed in Note 19 – Commitments and Contingencies on page F-74

Securities and Exchange Commission
October 21, 2021

Results of Operations , page 104

5.	We have read your response to prior comment 10. Please reconcile the non-GAAP measure consolidated RNF to a GAAP gross profit that includes depreciation and amortization. In this regard, a GAAP gross profit should be used as the starting point of the non-GAAP reconciliation. Lastly, tell us whether you considered the use of a different caption for RNF.

Company Response:

We acknowledge the Staff’s comment and will refrain from future use of the “RNF” non-GAAP measure, except for in Note 6 – Segment Information. As disclosed in Note 6 – Segment Information, the Chief Operating Decision Maker evaluates the performance of our electric business activities and allocates resources based on RNF. Further, consistent with below, we have revised our Results of Operations starting on page 105 of the information statement to discuss and analyze separately material changes in Operating revenues and Purchased power and fuel expense, rather than on the previous net basis.

6.	We have read your response to prior comment 11. You state that you do not believe an analysis of the changes in operating revenues or purchased power and fuel expense provides useful information to investors given your business model and implemented risk mitigation strategy. However, it is unclear what your cost structure is for nuclear generation, fossil and renewables and purchased power or for example why capacity revenues have materially decreased in the Mid-Atlantic, Midwest and Other Power regions and materially increased in the New York region. Please revise your results of operations to discuss and analyze material changes in operating revenues and energy costs by generation source.

Company Response:

We have revised our Results of Operations starting on page 105 of the information statement to discuss and analyze separately material changes in Operating revenues and Purchased power and fuel expense by region.

7.	We note the price of electricity is a key determinant of the profitability of the Company. Many variables can impact the price of electricity, such as the price of different fuels, weather and load growth. These variables differ by region and therefore the price of electricity varies by region. To increase transparency of the underlying trends in the price of electricity by region, an investor would benefit from additional disclosure of the average power price for each of your major markets or regions. Additionally, it appears you could disclose the realized average power price per region that includes the impact of settled hedges. Lastly, tell us how you allocate the effects of the economic hedges to each specific region.

Company Response:

We acknowledge and have considered the Staff’s comment and have updated our results of operations to addinclude pricing information by region that we believe is most useful to a reader. The updated pricing information provides key components of each segment and will increase transparency to the main drivers of our operations. We added in our results of operations, starting on page 105 of the information statement, the average day-ahead around-the-clock electricity prices ($/MWh) and the weighted average capacity prices ($/MW Day) for each of our major regions. We also added the weighted average ZEC prices for each of the state programs.

Securities and Exchange Commission
October 21, 2021

Lastly, the economic hedges are transacted to mitigate specific risks in a particular region and are not allocated across regions.

Liquidity and Capital Resources, page 110

8.	We have read your response to prior comment 12. It appears there are other changes in working capital that are not addressed in your response, such as changes in accounts payable and accrued expenses. Revise your operating cash flow discussion to quantify, discuss, and analyze each significant change in working capital and the underlying reasons for such changes.

Company Response:

The table below shows changes in working capital and other noncurrent assets and liabilities. The changes in Accounts receivable and Other assets and liabilities were primarily due to the revolving accounts receivable financing arrangement that was entered in April 2020. We believe the remaining changes in working capital, including changes in Accounts payable and accrued expenses, were insignificant and in the normal course of business.

(excerpt from Cash flows from operating activities in the Consolidated Statement of Cash	For the Years Ended December 31,		Increase (Decrease) in Cash
Flows)	2020	2019	Flows
Change in assets and liabilities
Accounts receivable	$1,125	$(186)	$1,311
Receivable from and payable to affiliates, net	24	(52)	76
Inventories	(77)	(47)	(30)
Accounts payable and accrued expenses	(343)	(248)	(95)
Other assets and liabilities	(4,362)	(467)	(3,895)
Changes in working capital and other noncurrent assets and liabilities			$(2,633)

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If you have any questions regarding the foregoing, please contact Richard Astle at (312) 853-7270 (rastle@sidley.com), Tiffany Chan at (312) 853-7602 (tiffany.chan@sidley.com) or Brian Buck at (202) 250-1934 (Brian.Buck@exeloncorp.com).

Securities and Exchange Commission
October 21, 2021

Very truly yours,

/s/ Carter C. Culver
Name:	Carter C. Culver
Title:	Assistant Secretary